SCHEDULE 13G/A
Filing for 2018
Q.E.P. CO., INC. AMENDMENT NO.6
Cusip Number 74727K102
Page 1 of 4



Q.E.P. CO., INC.
Cusip Number   74727K102
Page 2 of 4


1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Wilen Investment Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZEN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5. 	SOLE VOTING POWER
		218,633

6.  	SHARED VOTING POWER
		NONE

7.  	SOLE DISPOSITIVE POWER
		218,633

8.  	SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON
		218,663

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

		N/A

Q.E.P. CO., INC.
Cusip Number   74727K102
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11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
			6.9%

12.	TYPE OF REPORTING PERSON*
			IA


Item 1.   Security and Issuer:

This statement relates to the common stock of Q.E.P. Co., Inc. ("The Issuer") 1001 Broken Sound Parkway, NW
Suite A, Boca Raton, FL  33487.

Item 2.   Identity and Background:

(a)	Name of Person Filing:
Wilen Investment Management Corp.

(b)	Address of Principal Business Office:
8951 Bonita Beach Road, Suite 525-389
Bonita Springs, Florida    34135

(c)	Citizenship or Place of Organization: Florida

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  74727K102


Item 3.

The Entity Filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned: 218,633
(b)	Percent of class:  6.9%
(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote: 218,633
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of: 218,633
(iv)	Shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable

Q.E.P. CO., INC.
Cusip Number   74727K102
Page 4 of 4


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:


Not Applicable


Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent
Holding Company:

Not Applicable


Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 11TH day of February, 2019.

JAMES WILEN

James Wilen, President
Wilen Investment Management Corp.